NAREIT Investor Conference
Summary of Public Storage/Shurgard Merger
June 6-8, 2006
THE MOST RECOGNIZED BRANDS IN SELF-STORAGE
SLIDE PRESENTATION, FILED JUNE 6, 2006
Filed by Public Storage, Inc.
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended
Subject Company: Shurgard Storage Centers, Inc.
Commission File No. 001-11455
Date: June 6, 2006

Disclosures
Forward-Looking Statements
This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
All statements other than statements of historical facts included in this presentation are forward-looking statements. All forward-looking statements speak only as of the date of this conference. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Public Storage, Shurgard and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize or delays in realizing the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and
Exchange Commission, including in Part II, Item 1A, “Risk Factors”, in Public Storage’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, our registration statement on Form S-4 filed on April 20, 2006, as amended on May 24, 2006, and our other Reports on Form 10-K, 10-Q and 8-K. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.
Additional Information
This presentation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Public Storage and Shurgard have filed a preliminary joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIAL WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC STORAGE AND SHURGARD AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus when they become available and other documents filed by Public Storage and Shurgard with the SEC at the
SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents when they become available may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard
Storage Centers, Inc., 1155 Valley Street, Suite 400, Seattle, WA 98109, Attention: Investor Relations.
Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public
Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage and information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC on April 20, 2006 and amended May 24, 2006. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

page 3 Merger Terms

Terms of Merger
•
Each share of Shurgard’s common stock will be exchanged for .82 shares of Public Storage’s common stock
– No caps or collars on share exchange
– Issue approximately 38.7 million common shares, assume $1.9 billion of
Shurgard debt and $136 million of Shurgard preferred will be redeemed prior to closing
– One Shurgard independent director to join Public Storage Board of
Directors
•
Structured as a taxable transaction
– Step up in tax basis of properties enhances future free cash flow retention
•
Merger targeted to close during the third quarter, 2006
•
Subject to shareholder votes and customary closing conditions page 5 Combined Company and Portfolio

2005 Combined Revenues and NOI
($ in millions)
(1) Before minority interest and depreciation
(2) PSA and SHU owned properties as of March 31, 2006
(3)  Includes reclassification adjustments made to certain SHU historical amounts to conform to PSA presentation as filed in S-4 amendment on May 24, 2006
Combined
Pro Forma Company
PSA SHU Combined
3
Percent
Revenues
U.S. $1,061 $357 $1,422 92%
Europe - 127 127 8%
Total $1,061 $484 $1,549 100%
Property NOI
1
U.S. $666 $204 $872 95%
Europe - 42 42 5%
Total $666 $246 $914 100%
Operations Footprint
2
1,508 facilites 642 facilities 2,150 facilities
(158 in Europe) (158 in Europe)
37 states 21 states 38 states
- 7 European 7 European
- countries countries
92 mm sq ft 39 mm sq ft 131 mm sq ft
- (8 mm sq ft in Europe) (8 mm sq ft in Europe)
2005

Competitive Landscape – U.S.
1
Net Rentable
Number of Square Feet
Properties (million sq ft)
1 Public Storage / Shurgard 1,992 123
2 Extra Space Storage 634 48
3 U-Haul 1,000 33
4 U-Store-It 339 21
5 Sovran Self Storage 290 18
(1) Public Storage and Shurgard owned properties as of March 31, 2006.
Competitor’s information based on data disclosed on website or in public filings.

Competitive Landscape – Europe
1
1 Shurgard Europe 158
Belgium, France, Sweden, UK,
Netherlands, Denmark,
Germany
2 Safestore / Spaces / Une piece en plus 104
UK, France
3 Access Self Storage 44
UK
4 Big Yellow Self Storage 44
UK
5 City Self Storage 29
Denmark, Czech Republic,
Italy, Norway, Spain, Sweden
6 Lok'n Store 20
UK
7 Homebox 16
France
Other Operators 332
Industry 747
Number of
Properties
Countries
Served
(1) Shurgard owned properties as of March 31, 2006.
Competitor’s information based on data disclosed on website or in public filings.

CA
313 52
NV
22
OR
24 14
WA
42
51
UT
7
AZ
15 22
ID
NM
CO
50 8
WY
HI 6
MT
TX
170 65
KS
22
OK
8
NE
1
SD
ND
MO
38
IA
MI
15 24
IL
100 23
IN
18
13
KY
7
AR
LA
10
ME
VT
WV
VA
42 36
TN
23 10
MS
1
AL
22
GA
71 18
FL
157
32
SC
25 15
OH
30 0
CT 14
DE 4
MA 19
MD:  44
11
NH 2
NJ:  48
7
RI 2
MI
15 28
OH
30
Combined U.S. Portfolio
Operations overlap
Public Storage alone
Shurgard alone
1,992 Domestic Facilities
1
(as of March 31, 2006)
Property
Count
Public
Storage
1,508
Shurgard
484
(1) Public Storage and Shurgard owned properties as of March 31, 2006.
NY
49 11
PA
21 7
NC
25 41
MN
25 19
WI
16

Chicago
7%
San Francisco
7%
Dallas-Ft. Worth
5%
Houston
5%
New York
5%
Other
33%
Miami
4%
Wash DC
3%
Philadelphia
3%
Atlanta
5%
Sacramento
2%
Seattle-Tacoma
3%
Denver
3%
Tampa
2%
Minneapolis
2%
Los Angeles
11%
U.S. Portfolio - Self Storage sq ft
1
(as of March 31, 2006)
Chicago
7%
San Francisco
6%
Dallas-Ft. Worth
5%
Seattle-Tacoma
5%
Houston
5%
Other
36%
Los Angeles
9%
Detroit
2%
Denver
2%
Minneapolis
2%
Philadelphia
3%
Charlotte
2%
New York
5%
Wash. DC
3%
Miami
4%
Atlanta
4%
Public Storage
Shurgard
Los Angeles
5%
San Francisco
5%
Chicago
5%
Other
29%
Detroit
6%
Charlotte
7%
Dallas-Ft. Worth
4%
Wash DC
4%
Atlanta
3%
Minneapolis
4%
Phoenix
3%
Houston
4%
Orlando
4%
New York
4%
Portland
3%
Seattle-Tacoma
10%
Combined
Over one million customers
(1) Public Storage and Shurgard owned
properties as of March 31, 2006.

Denmark
8
Denmark
8
United
Kingdom
18
United
Kingdom
18
France
48
France
48
Germany
11
Germany
11
Sweden
22
Sweden
22
Belgium
19
Belgium
19
Netherlands
32
Netherlands
32
European Portfolio
1
(as of March 31, 2006)
Total Locations: 158
Total Rentable sq ft: 8,309,000
(1) Shurgard owned properties as of March 31,
2006,  per first quarter 2006 10-Q filing.

European  Portfolio – Self Storage sq ft
1
(as of March 31, 2006)
United Kingdom
8%
Netherlands
9%
Denmark
9%
Germany
17%
Belgium
3%
France
54%
United Kingdom
11%
Belgium
16%
Sweden
18%
Netherlands
23%
Germany
4%
Denmark
4%
France
24%
Same Store (123)
New Store (35)
United Kingdom
10%
Belgium
13%
Sweden
15%
Netherlands
20%
Germany
7%
Denmark
5%
France
30%
All Stores (158)
(1) Shurgard owned properties as of March 31,
2006,  per first quarter 2006 10-Q filing.

Shurgard Merger Sources and Uses
1
•
Public Storage has raised the capital to fund the merger costs, payoff SHU’s short-term debt and redeem SHU’s preferred stock.
Merger Funding
(1) Per information filed in S-4 amendment May 24, 2006
(2) Unsecured credit facility balance of $621M at 3/31/06 and $67M of notes payable at 3/31/06
Funding Sources ($ in millions) % Funding Requirements ($ in millions) %
Common equity 3,177 $    78% Common equity 3,177 $     78%
Cash 892 22%
Retirement of SHU debt²
688 17%
Redeem SHU preferred 136 3%
Transaction costs 68 2%
4,069 $    100% 4,069 $     100%

Combined Capitalization as of March 31, 2006
($ in millions, except share price)
(1) Pro forma combined company uses PSA’s stock price and pro forma shares outstanding to calculate combined equity market capitalization at March 31, 2006
(2) Pro forma includes: payoff of SHU unsecured credit facility of $621M at 3/31/06, payoff of SHU notes payable of $67M at 3/31/06, issuance of $518M of PSA preferred stock, redemption of $136M of SHU preferred stock and issuance of $100M of PSA preferred units.
Post merger, the combined company will still have one of the most conservative capital structures in the REIT industry
Pro Forma
PSA SHU Combined
2
Share Price (close at 3/31/06)
1
81.23 $        66.63 $           81.23 $
Common Shares (in millions) 128.2 47.3 166.9
Equity Market Capitalization 10,414 $      3,152 $           13,557 $
Debt 142 1,943 1,413
Preferred Stock 2,603 136 3,121
Preferred Units 225 - 325
Minority Interest 33 139 172
Total Capitalization 13,417 $      5,370 $           18,588 $
Debt  / Total Capitalization 1% 36% 8%
Debt + Pref. / Total Capitalization 20% 39% 24%

page 15 Strategic Rationale

Strategic Rationale
• Highest quality, best located portfolio complimentary to PSA’s portfolio
– Best opportunity to drive “economies of scale” in operations
• Opportunity to acquire large competitor in all stock, taxable transaction
– Significant increase in depreciable assets
– Significant increase in market presence in several high barrier to entry markets
• General & Administrative costs reduced significantly
– PSA: 2% of revenues vs. SHU 7% of revenues
1
– Eliminate redundancies in back office and executive infrastructure
– SOX compliance and audit cost will be substantially reduced
• Operating cost per facility could be reduced
– Domestic Same Store NOI margin: PSA 67% vs. SHU 60%
2
– Significant number of facilities in the same markets will further enhance economies of scale
• Revenues could be enhanced
– Occupancy: PSA 91% vs. SHU 86%
3
– Participation in national media and promotional programs
• Largest and best platform in Europe
– Most properties are newly developed and of high quality
– Opportunity to drive top line revenue through application of U.S. marketing, pricing and promotional programs
– Opportunities to improve economies of scale, customer awareness in many markets
(1) 2005 G&A / total revenues: PSA total revenues of $1,061M and G&A of $21M, SHU total revenues of $484M and G&A of $35M
(2) 2005 Same Store NOI (after direct and in-direct costs) / total revenues: PSA total revenues of $811 and NOI of $543M, SHU total revenues of $329M and NOI of $196M
(3) 2005 full year Same Store occupancy

General & Administrative Expenses
1
($ in millions)
SHU G&A costs can be reduced or eliminated
$17
$19
$21
$18
$33
$35
$0
$20
$40
2003 2004 2005
PSA SHU
6%
Rev
8%
Rev
7%
Rev
2%
Rev
2%
Rev
2%
Rev
$22.7 million of G&A costs is expected to be eliminated
SHU G&A costs ($millions)                                 2005
Executive and personnel expenses
Audit and consulting fee (including
Sarbanes-Oxley compliance costs)
Other costs of being a public company
Total SHU G&A costs
$  9.5
9.4
3.8
$  35.3
Potential synergy cost savings
Total potential synergy cost savings
2
22.7
Europe
Other miscellaneous costs 3.6
9.0
(1) Per PSA and SHU 2005 10-K filings.
Calculated G&A / total revenues: PSA total revenues - 2003 $894M, 2004 $959M, 2005 $1,061M; SHU total revenues - 2003 $298M, 2004 $424M, 2005 $484M
(2) As filed in amended S-4, May 24, 2006

Domestic Same Store Operating Margins
1
• Duplicative Yellow Pages costs can
be significantly reduced
• Television advertising costs will be
allocated over a larger number of
properties
• Duplicative support service costs
will be reduced or eliminated
– Human Resources
– Payroll processing
– Accounts Payable
– Cash Management
– Insurance
– Property Tax Management
– Accounting and Income Tax
– MIS function
65.3%
65.6%
67.0%
61.1%
60.5%
59.6%
0%
25%
50%
75%
2003 2004 2005
PSA SHU
Each 100 basis point improvement in SHU’s domestic
Same Store margin contributes $3.2 million in annual cash flow
(1) Domestic Same Store: NOI (after direct and in-direct) / total revenues:
PSA NOI - 2003 $480M, 2004 $507M, 2005 $543M
PSA total revenues - 2003 $735M, 2004 $773M, 2005 $811M
SHU NOI – 2003 $168M, 2004 $187M, 2005 $196M
SHU total revenues – 2003 $275M. 2004 $309M, 2005 $329M

Domestic Same Store Sq Ft Occupancy
1
•
SHU’s occupancy levels can
be enhanced with the aid of
PSA’s marketing efforts,
national reservation center
and centralized pricing
programs
•
Opportunity to enhance
revenues by incorporating
PSA’s tenant reinsurance and
truck rental programs into the
SHU’s portfolio
89.2%
91.0% 91.0%
83.0%
84.0%
86.0%
60%
80%
100%
2003 2004 2005
PSA SHU
Each 100 basis point improvement in SHU’s domestic Same Store occupancy, at constant rental rates, increases annual revenues by $3.7 million
(1) Per PSA and SHU 2005 10-K filings.

page 20 Business Plan

Business Plan
•
Rebrand all domestic properties to Public Storage and use PSA operating platform
•
Maximize revenue growth
– Strive to improve occupancy levels to those experienced by PSA
– Centralize pricing at corporate level
– Utilize national call center
– Expand usage of internet and website to attract customers more efficiently
– Centralize marketing and real estate at corporate level
•
Drive economies of scale benefits
– Use television with no incremental costs for properties in same markets
– Combine Yellow Page promotions for properties in same markets
– Streamline field supervision functions
– Eliminate duplicative back-office support functions
•
Meaningful benefits not expected until 2007

Long-term Financing Plan
•
Capital structure
– Use preferred stock and retained cash as sources of permanent capital to repay debt assumed in the merger and future growth opportunities
•
Shurgard debt assumed
– Refinance where possible with permanent capital
•
Goal is to quickly recapitalize Public Storage’s balance sheet, positioning it for continued growth